SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(AMENDMENT NO. 7)
Under the Securities Exchange Act of 1934

CMGI, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

125750109
(CUSIP Number)

General Counsel
Compaq Computer Corporation
20555 State Highway 249
Houston, TX 77070
(281) 370-0670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2001
(Date of Event which Requires
Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 125750109	13D/A	PAGE 2 OF 6

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Compaq Computer Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	( )
	(b)	(X)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
( )

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	(7)	SOLE VOTING POWER
–0–

	(8)	Shared Voting Power
46,673,787

	(9)	SOLE DISPOSITIVE POWER
–0–

	(10)	SHARED DISPOSITIVE POWER
46,673,787

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,673,787

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
( )

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.22%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 125750109	13D/A	PAGE 3 OF 6

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
CPQ Holdings, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) (X)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
( )

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
–0–

(8) SHARED VOTING POWER
46,673,787

(9) SOLE DISPOSITIVE POWER
–0–

	(10)	SHARED DISPOSITIVE POWER
46,673,787

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,673,787

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
( )

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.22%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 125750109	13D/A	PAGE 4 OF 6

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
CPCG Holdings, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) (X)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
( )

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
–0–

(8) Shared Voting Power
46,673,787

(9) SOLE DISPOSITIVE POWER
–0–

	(10)	SHARED DISPOSITIVE POWER
46,673,787

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,673,787

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
( )

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.22%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP 125750109	13D/A	PAGE 5 OF 6

        Item 2.   Identity and Background.

        The first sentence of the second paragraph of Item 2 (a) — (c) is hereby amended to read:

        “Compaq Computer Corporation, as direct and indirect beneficial owner of 46,673,787 shares of common stock, par value $0.01, of CMGI.”

        Item 5.   Interest in Securities of the Issuer.

        Item 5 (a) & (b) is amended to read:

        “As of the date hereof, Compaq Computer Corporation is the record holder of 4,445,056 shares of Common Stock of CMGI. CPQ Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation is the record holder of 42,167,497 shares of Common Stock of CMGI. CPCG Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation is the record holder of 61,234 shares of Common Stock of CMGI. This number of shares represents 13.22% of the outstanding Common Stock of CMGI. This percentage is based on the number of shares of CMGI Common Stock reported by CMGI in its Form 10-K for the year ending July 31, 2001, filed with the Securities and Exchange Commission on October 29, 2001, as being outstanding as of October 19, 2001.”

CUSIP 125750109	13D/A	PAGE 6 OF 6

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

COMPAQ COMPUTER CORPORATION

Date: November 30, 2001	By: /s/ Dick Smith Name: Dick Smith Title: Vice President, Deputy General Counsel and Assistant Secretary

CPQ HOLDINGS, INC.

By: /s/ Dick Smith Name: Dick Smith Title: Vice President

CPCG HOLDINGS, INC.

By: /s/ C. Alexis Keene Name: C. Alexis Keene Title: Secretary